Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

August 23, 2011

VIA EDGAR

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Rainbow International, Corp. (the “Company”)

                        Amendment No. 2 to Registration Statement on Form S-1

Filed August 24, 2011

                        File No. 333-175337

Dear Ms. Long:

Pursuant to the staff’s comment letter dated August 15, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about August 24, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 2 to the Company’s Form S-1.

Prospectus Cover Page, page 3

1. We note your revised disclosure in response to comment two in our letter dated July 28,

2011.  Please revise your disclosure to reflect that the total gross proceeds to the company assuming the sale of all shares offered pursuant to the registration statement are $80,000 and not $80,800.

Company response:   The Company has revised its disclosure on the Prospectus cover page to state that the total gross proceeds to the company assuming the sale of all shares offered pursuant to the registration statement are $80,000 and not $80,800.

Use of Proceeds, page 15

2. We note your response to comment 14 in our letter dated July 28, 2011.  The Net Cash –

May 31, 2011 line item appears to represent cash you had on hand as of May 31, 2011, rather than a portion of the offering proceeds from this Form S-1.  As such, please revise the table on page 15 to move the Net Cash – May 31, 2011 line item, so that it first appears below the Net After Offering Expenses subtotal.  This way the table first computes the net offering proceeds and then adds the Net Cash – May 31, 2011 line item afterwards. This will also ensure that the amounts presented in the Net After Offering Expenses subtotal on page 15 agree to those included in the Anticipated Net Offering Proceeds line item on page 17.

Company response:   The Company has made the requested changes on page 15.

Dilution, page 17

3. We note your response to comment 15 in our letter dated July 28, 2011. You appear to be using gross offering proceeds plus your May 31, 2011 historical net tangible book value of $2,600 to calculate your post offering net tangible book value. Your post offering net tangible book value should be calculated by adding net offering proceeds (gross proceeds minus offering expenses) to your May 31, 2011 historical net tangible book value of $2,600. Please revise your disclosures throughout the filing accordingly.  Refer to Item 506 of Regulation S-K.

Company response:   The Company has made the requested changes on page 17.

Financial Statements

Note 6. Subsequent Events, page F-9

4. We note your response to comment 26 in our letter dated July 28, 2011. ASC 855-10-50-

1 requires you to disclose two items. The first item is the date through which subsequent events have been evaluated. Your revisions now address this first item. However, your revisions also deleted disclosure required by the second item. To address the second item, please revise your disclosure to state, if true, that this is the date the financial statements were issued.

Company response:   The Company has added the text, “, the date whereupon the financial statements were issued,” to footnote 6 on page F-9.

Exhibit 23.2

5. Please make arrangements with your auditor for them to also refer in their consent to the inclusion of their name under the Experts section of the amended Form S-1.

Company response:   The Company has made such arrangements with its auditors.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo